EXHIBIT 99.7

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the fiscal year ended August 31, 2006 (the "Annual Report") of Tournigan Gold Corporation (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to references to my name in the Company's Annual Information Form, Management's Discussion and Analysis and to all other references to my name included or incorporated by reference in the Annual Report.

Sincerely,

/s/ "David Pelham"

David Pelham
Geological Consultant

Conwy, United Kingdom
January 3, 2007